UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 333.0032463-1

NOTICE REGARDING RELATED PARTY TRANSACTION

TIM S.A. ("Company") (B3: TIMS3; NYSE: TIMB), in compliance with CVM Instruction 480/09, as later amended by 552/14, hereby informs its shareholders, the market in general and other interested parties about the execution Connectivity service agreement with the Global Internet Backbone (“Agreement” or “Agreement”) with Telecom Italia Sparkle Brasil Telecomnunicações Ltda (“Telecom Itália Sparkle”) on May 05th of 2021.

1.	Parties Involved: TIM S.A. and Telecom Italia Sparkle Brasil Telecomnunicações Ltda.
2.	Relationship with the issuer: Telecom Italia Sparkle is a member of the same controlling group.
3.	Reason for the operation: In order to allow TIM users to access content from the internet that is outside of Brazil, we are contracting the International IP Transit service. For this, a competition (“RFQ”) was made, inviting 7 (seven) companies to present their technical and commercial proposals, according to the specifications presented by TIM Brasil, where Telecom Itália Sparkle presented the best technical and commercial conditions.
4.	Object of the transaction: Execute a contract for the connectivity service with the Global Backbone of the Internet, for the IPV4 and IPV6 of TIM Brasil.
5.	Main terms and conditions of the transaction:
•	Transaction Date: 05/05/2021.

•         Duration: From 07/01/2021 until 12/31/2023

•         Value Involved (Reais): R$ 56,217,902.93 (excluding taxes).

•	Warranty and insurance: There are no insurance or guarantees involved, only penalties, if the service is provided outside the parameters provided for in the Contract.
•	Termination or rescission: In the event of termination, 30% of the monthly amount, multiplied by the number of months remaining in the contract.
6.	Eventual participation of the shareholders or management of the related counterparty in the decision making process or the negotiation of the Transaction as representatives of the Company:

TIM Italy shareholders or management did not participate in the negotiation of the Agreement as agents of the issuer.

The decision making process of the Company was carried out on an independent manner, and was examined and recommended for approval by the Company’s Statutory Audit Committee, and, subsequently, examined and approved by the Company’s Board of Directors.

The corporate approval process of the Agreement strictly followed the applicable Brazilian laws and the relevant provisions of the Company's Bylaws.

7.	Detailed explanation of the reasons for which the issuers’ management considers the transaction was carried out on an arm’s length basis or provided the payment of adequate compensation:

Having competed between 7 invited companies, the technical proposals presented were evaluated and scored within the informed technical specification. Commercial proposals were also evaluated, as requested in the RFQ, at the unit prices presented. The winner obtained the best score, both technical and commercial.

The Company's Statutory Audit Committee (formed only by independent members) and the Board of Directors therefore approved the transaction, which is in line with the Company's best interests.

8.	Additional Information:

As it is a service provision, with monthly traffic measurement, the definition of the total contract value reflects the forecast of the total traffic foreseen by the technical areas.

Rio de Janeiro, May 05th, 2021.

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer